Mail Stop 4561

      							March 29, 2006

Via U.S. Mail and Fax (609) 688-0397
Mr. Dale R. Black
Executive Vice President and Chief Financial Officer
Trump Entertainment Resorts, Inc.
1000 Boardwalk at Virginia Avenue
Atlantic City, NJ 08401

	RE:	Trump Entertainment Resorts, Inc.
      Form 10-K for the fiscal year ended December 31, 2005
		Filed March 14, 2006
		File No. 1-13794

Dear Mr. Black:

      We have reviewed the above referenced filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 3. Legal Proceedings, page 17

1. Please explain to us the terms of the settlement agreement with DLJMB entered into on March 8, 2006.



Managements` Discussion and Analysis

Financial Condition

Liquidity and Capital Resources, page 25

2. Your disclosure indicates that cash flows from operations has been negative since the reorganization due to your staying current in the payment of interest on long-term debt. Please clarify to us, and in future filings, whether this indicates that you anticipate cash flows from operations to remain negative in the future.

Financial Statements, page F-1

3. Please explain to us why you have not included financial statements for Trump Entertainment Resorts Funding, Inc. Also, tell us what purpose Trump Entertainment Resorts Funding, Inc. serves and why it is a co-issuer of Holdings.

4. In future filings please draw a line on all financial statements between periods presented for the predecessor company and periods presented for the reorganized company to emphasize that the periods are not comparable.

Note 6. Income Taxes

Federal and State Income Tax Audits, page F-22

5. Please clarify to us whether the amounts accrued represent the full amount of the assessments that are being disputed or the estimated amount of a settlement.

Note 9. Fresh-Start Reporting, Capitalization of the Reorganized
Company and Reorganization Expenses, page F-26

6. In future filings, revise your disclosure to include discussion of significant matters relating to the determination of the reorganization value in accordance with paragraph 39 of SOP 90-7.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief



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Mr. Dale R. Black
Trump Entertainment Resorts, Inc.
March 29, 2006
Page 1